UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”), pursuant to the provisions of article 12 of CVM Instruction No. 358/02, discloses that it has received correspondence from Ontario Teachers’ Pension Plan Board, with the following information:

“Ref.: Conversion of 33,353,316 preferred shares into 30,721,739 common shares

Dear Sir:

ONTARIO TEACHERS’ PENSION PLAN BOARD, a Corporation without share capital, continued under the Teachers’ Pension Act (Ontario) (“OTPP”), for purposes of compliance with Section 12 of CVM Ruling 358/02, as amended from time to time, hereby informs OI S.A. (“OI”) that, due to the declaration of its intention to convert the totality of its preferred shares into common shares, on the date hereof the 33,353,316 preferred shares held by OTPP have been converted into 30,721,739 common shares of OI, which represented 3.72% of the total outstanding capital of OI. By virtue of this transaction, OTPP currently holds the total amount of 39,366,866 common shares, representing 5.89% and 4.77% of the total common shares and of the total outstanding capital of OI, respectively.

OTPP also informs that its equity interest in the Company is held for investment purposes, with no intention to change the control or influence the management structure. As of this date, OTPP does not hold any preferred shares issued by the Company.

Yours faithfully,

ONTARIO TEACHERS’ PENSION PLAN BOARD

By: Rossana Di Lieto

Title: Vice President & Chief Compliance Officer”

Rio de Janeiro, October 13, 2015

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name: Flavio Nicolay Guimarães Title: Chief Financial Officer and Investor Relations Officer